Exhibit 99.1

Highlights of continuing operations for the three months ended September 30, 2013 included:

•
Gross customer additions of 341,000, the eighth successive quarter where additions exceeded 300,000. Net additions of 37,000 resulted in an ending customer base of 4.6 million, up 9% from a year earlier.

•	Gross margin of $128.5 million, up 12%.

•	Base EBITDA from continuing operations of $39.1 million, up 37%.

•	Base Funds from continuing operations was $28.8 million, up 129%.

•	Future embedded gross margin of $2.3 billion, up 9%.

•	Payout ratio on Base Funds from operations was 107% for the quarter versus 352% for the three months ended September 30, 2012.

•	Second quarter and six month results are consistent with published annual guidance of $220 million in fiscal 2014 Base EBITDA, up from the $175.1 million realized in fiscal 2013.

Message from the Chief Executive Officer

Fellow Shareholders,

I am very pleased to report a second quarter of excellent results for Just Energy. We continue to deliver strong operating results and an improving cash flow profile based on investments made in previous years. At last fiscal year end, Just Energy provided guidance of $220 million in Base EBITDA for fiscal 2014, up from $175.1 million in fiscal 2013. Our second quarter results are again consistent with this guidance.

Generating double digit cash flow growth in a time of low inflation is indicative of two things: a high growth industry and a sound business model. Just Energy has both. The second quarter followed a quarter which saw 53% growth in Base EBITDA. This quarter was again ahead of our 26% annual growth target for fiscal 2014 at 37% increase versus the second quarter of fiscal 2013. Base Funds from operations (“FFO”) followed suit as it grew 129% to $28.8 million. Our payout ratio on FFO in a seasonally slower quarter fell to 107%, down from 352% a year ago. Our guidance also called for a payout ratio on FFO of less than 100% for the year and we are on track to meet that expectation as well.

For the three months ended September 30	Fiscal 2014	Fiscal 2013
($ millions except where indicated and per share amounts)
Sales	$853.0	$713.2
Gross margin	128.5	114.3
Administrative expenses	35.2	33.4
Selling & marketing expenses	48.0	50.3
Finance costs	22.3	18.4
Profit (loss) from continuing operations	(114.4)	24.0
Profit (loss) from discontinued operations	2.9	(0.9)
Profit (loss)	(111.5)	23.1
Earnings (loss) per share from continuing operations - basic	(0.80)	0.17
Earnings (loss) per share from continuing operations - diluted	(0.80)	0.17
Dividends/distributions	30.9	44.4
Base EBITDA from continuing operations	39.1	28.6
Base Funds from continuing operations	28.8	12.6
Payout ratio on Base EBITDA from continuing operations	79%	155%
Payout ratio on Base Funds from continuing operations	107%	352%

For the six months ended September 30	Fiscal 2014	Fiscal 2013
($ millions except where indicated and per share amounts)
Sales	$1,599.1	$1,370.1
Gross margin	247.9	227.9
Administrative expenses	71.2	67.2
Selling & marketing expenses	100.4	108.8
Finance costs	44.8	34.7
Profit (loss) from continuing operations	(154.2)	356.5
Profit (loss) from discontinued operations	0.7	(4.8)
Profit (loss)	(153.5)	351.7
Earnings (loss) per share from continuing operations - basic	(1.08)	2.56
Earnings (loss) per share from continuing operations - diluted	(1.08)	2.18
Dividends/distributions	61.6	88.8
Base EBITDA from continuing operations	68.3	47.6
Base Funds from continuing operations	42.1	13.7
Payout ratio on Base EBITDA from continuing operations	90%	187%
Payout ratio on Base Funds from continuing operations	146%	649%
Embedded gross margin	2,324.0	2,129.5
Energy customers (RCEs)	4,322,000	4,024,000
Home Services customers (installed units)	275,000	187,000
Total customers (RCEs and installed units)	4,597,000	4,211,000

Growth

Customer additions in the second quarter were 341,000, the eighth consecutive quarter where additions have exceeded 300,000. Prior to two years ago, the Company had never aggregated 300,000 customers in a quarter. This level of customer additions has resulted in the total Just Energy customer base at September 30, 2013 increasing to 4.6 million, up 9% from a year earlier.

New additions were equally split between Consumer and Commercial divisions with 164,000 and 160,000 additions, respectively, as both divisions realized marketing success. The Home Services division saw a 47% year over year growth in total installations, resulting in 275,000 customers at September 30, 2013. This included 19,000 smart thermostats installed either in product bundles or on a stand-alone basis. Net additions were 37,000 resulting in a customer base at September 30, 2013 of 4.6 million, up 9% from a year earlier. Net additions in the quarter were impacted by management’s decision to carefully monitor new customer margins with the intent of maintaining margins at historical level. The result was lower short term additions but will result in greater long term profitability.

Customer aggregation
	July 1,			Failed to	Sept. 30,	% increase	Sept. 30,	% increase
	2013	Additions	Attrition	renew	2013	(decrease)	2012	(decrease)
Consumer Energy
Gas	785,000	45,000	(44,000)	(15,000)	771,000	(2)%	819,000	(6)%
Electricity	1,207,000	119,000	(95,000)	(25,000)	1,206,000	0%	1,171,000	3%
Total Consumer RCEs	1,992,000	164,000	(139,000)	(40,000)	1,977,000	(1)%	1,990,000	(1)%
Commercial Energy
Gas	213,000	11,000	(4,000)	(15,000)	205,000	(4)%	206,000	0%
Electricity	2,097,000	149,000	(28,000)	(78,000)	2,140,000	2%	1,828,000	17%
Total Commercial RCEs	2,310,000	160,000	(32,000)	(93,000)	2,345,000	2%	2,034,000	15%
Total Energy Marketing RCEs	4,302,000	324,000	(171,000)	(133,000)	4,322,000	0%	4,024,000	7%
Home Services
Water heaters	224,000	12,000	-	-	236,000	5%	174,000	36%
Air conditioners / Furnaces	19,000	1,000	-	-	20,000	5%	13,000	54%
Smart thermostats1	15,000	4,000			19,000	27%	-	-
Total installs	258,000	17,000	-	-	275,000	7%	187,000	47%
Combined RCEs and installs	4,560,000	341,000	(171,000)	(133,000)	4,597,000	1%	4,211,000	9%

1Of the smart-thermostat  installations as of September 30, 2013, 58% were bundled with energy or furnace contracts and the remaining 42% were sold as stand-alone units.

Traditional door-to-door marketing accounted for only 31% of second quarter customer additions, while non-door-to-door channels contributed the remaining 69%. Prior to the acquisition of Hudson Energy in fiscal 2011, the vast majority of new customers were signed through door-to-door marketing. These figures provide clear evidence of the success of the Company’s efforts to diversify its sales efforts. With the opening of new markets such as the U.K. in fiscal 2013, Just Energy’s sales capacity remains at its highest level in history.

The attrition rate was 13% on a trailing 12 month basis, down from 14% in the prior year period, with the consumer markets higher and commercial markets lower. Overall attrition remains at target levels.

Renewal rates were 72% on a trailing 12-month basis, ahead of the 70% target level. Management believes that there is an opportunity for further improvement in renewal rates, however, commercial renewal rates can be volatile on a quarter to quarter basis.

Profitability

Operating profits rose sharply in the quarter. Gross margin for the quarter was $128.5 million, up 12% from $114.3 million in fiscal 2013.  Base EBITDA was $39.1 million, up 37% from $28.6 million in the prior comparable period. Base Funds from operations were $28.8 million, up 129% from $12.6 million a year earlier. Given that the first two quarters are traditionally the lowest consumption quarters of the year, Base EBITDA remains on track to meet the Company’s published guidance of $220 million for the year. The increase in Base Funds from operations is consistent with the Company’s goal to reduce its payout ratio below 100% for fiscal 2014.

The following factors drove quarterly profitability:

•	The 9% year over year growth in customers led to a 12% increase in gross margin. This disparity in growth rates is due to improved profitability of the gas book compared to fiscal 2013.

•
Selling and marketing costs declined 5% versus the second quarter of fiscal 2013. Selling costs declined due to the growing use of lower cost aggregation channels.  Only 31% of the customers added in the quarter came from traditional door-to-door sales.

•
Administrative costs per customer were an annualized $30.64, down from $31.71 a year earlier. Quarterly administrative expenses were $35.2 million, down from $36.0 million in the first quarter and $36.7 million in the fourth quarter of fiscal 2013. Management sees the quarterly decline in costs despite a growing customer base to be a positive trend.

•
Bad debt amounted to 2.1% of relevant sales, down from 2.3% in the second quarter of fiscal 2013. Nominal bad debt expense of $11.9 million was up 54% due to customer growth in markets where the Company bears credit risk.

•
Financing costs were $22.3 million for the quarter, up from $18.4 million in the prior comparable period. The increase reflects inclusion of the new $105 million unsecured debentures and growth in NHS and HES non-recourse financing.

•
Just Energy maintained its position as a leader in sales of green energy in North America. 27% of new Consumer customers over the past year took green supply for an average of 84% of their annual consumption. Green supply now composes 18% of the Consumer division electricity portfolio and 9% of the Consumer division natural gas supply.

Just Energy has focused on building long term value for its shareholders.  While cash flow has grown significantly over the past two quarters, the best measure of long term expectations remains embedded gross margin. Embedded gross margin is an estimate of cash flow from existing contracts based on the spread between contract price and underlying supply price. The table below shows the change in this value over the quarter and the last year. While, over the past three months, the amount is down slightly due to the decline in the U.S. dollar versus the Canadian dollar, the annual growth of 9% matches the growth of the customer base.

EMBEDDED GROSS MARGIN
(millions of dollars)
Management's estimate of the future embedded gross margin is as follows:
	As at	As at	Sept. vs.		As at	2013 vs.
	Sept. 30,	June 30,	June 2013		Sept. 30,	2012
	2013	2013	variance		2012	variance
Energy marketing1	$1,668.5	$1,711.7	(3	) %	$1,618.8	3%
Home Services	655.5	628.9	4%		510.7	28%
Total embedded gross margin	$2,324.0	$2,340.6	(1	) %	$2,129.5	9%

1Energy marketing also includes embedded gross margin related to Hudson Energy Solar.

Dividend Policy
Dividends were $0.21 per share in the quarter. Payout ratio on Base Funds from operations was 107%, down from 352% a year earlier. Based on results to date, management believes that the payout ratio on Base Funds from operations will be less than 100% for fiscal 2014, down from 184% in fiscal 2013. In changing the dividend for fiscal 2014, management and the board of directors concluded that the new monthly $0.07 per share level met the criteria of providing adequate funding of growth expenditures and making a necessary contribution to the cash repayment of future debt maturities. The combination of anticipated future growth and this lower dividend level is expected to allow the Company to reduce its debt to EBITDA to a target range of 3.5 to 4.0 times by the end of fiscal 2016.

Outlook
Continued strong customer additions with the corresponding positive impact on embedded margin and management’s efforts for tight cost control have resulted in a second quarter of positive results for Just Energy.

The Company’s published guidance calls for $220 million in Base EBITDA for fiscal 2014 up from the $175 million realized in fiscal 2013. Results to date are consistent with this level of growth, although investors should note that the first two quarters are traditionally the lowest consumption quarters of the year and that results from the third and fourth quarters will be more meaningful in defining the year’s growth.

We have built and broadened the base of our business over the past two years. This has involved both geographic expansion and the introduction of new, low cost marketing channels. These additions came with an upfront cost which depressed our Base EBITDA last year. At the same time, we were confident that they would pay off in improved cash flow and a more solid financial position for Just Energy. The second quarter is clear evidence that we are on the right track and we expect future periods to show the same positive trend

The second quarter reaffirms the growth guidance we have provided to the market. Our investments in growth are paying off and our shareholders will be the benefactors. Just Energy is off to an excellent start in fiscal 2014 and we are confident that this performance will continue for the remainder of the year.

I thank my fellow shareholders for their continued support.

Yours sincerely,

Ken Hartwick
Chief Executive Officer